

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 24, 2017

<u>Via Email</u>
Mr. Steve W. Laut, President
Canadian Natural Resources Limited
2100, 855-2nd Street S.W.
Calgary, Alberta, Canada, T2P 4J8

> **Re: Canadian Natural Resources Limited**
> **Form 40-F for the Fiscal Year ended December 31, 2016**
> **Filed March 23, 2017**
> **File No. 333-12138**

Dear Mr. Laut:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year ended December 31, 2016

Audited Annual Financial Statements, Section B, page 1

Independent Auditor's Report, Section b, page 3

1.   We note that the report of the public accounting firm on page B-3 does not identify nor include a signature of the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please obtain a revised audit report from the public accounting firm that includes these details and file the report in an amendment to your Form 40-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Klinko at (202) 551-3824, Kimberly L. Calder at (202) 551-3701, or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources